

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2020

Charles Wilson, Ph.D.
President and Chief Executive Officer
Cogent Biosciences, Inc.
200 Cambridge Park Drive, Suite 3100
Cambridge, Massachusetts 02140

   Re: Cogent Biosciences, Inc.
     Proxy Statement on Schedule 14A
     Filed July 30, 2020
     File No. 001-38443

Dear Dr. Wilson:

  We have completed our review of your filing, as amended. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Andrew H. Goodman, Esq.